Karen E. Anderson
+1 858 550 6088
kanderson@cooley.com

July 15, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ruairi Regan
Pamela Howell

Re:	Castle Biosciences, Inc.
Registration Statement on Form S-1
Filed June 26, 2019
File No. 333-232369

Ladies and Gentlemen:

On behalf of Castle Biosciences, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated July 8, 2019 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1

Summary, page 1

1.	We partially reissue prior comment 2. Please update the amount of shares outstanding and the amount of shares outstanding after the offering as of the same date as the beneficial ownership table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 through 9 of the Amended Registration Statement.

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission
July 15, 2019
Page Two

Use of Proceeds, page 55

2.
We partially reissue prior comment 4.  We continue to note the disclosure that while these are your current intentions regarding the use of proceeds, actual expenditures may differ materially from the estimates described in this section.  The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.  See Instruction 7 to Item 504 of Regulation S-K.  Please revise accordingly.

.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 57 of the Amended Registration Statement.

2018 Loan and Security Agreement, page 73

3.
We note your response to prior comment 5 and the June 13, 2019 amendment to the 2018 Loan and Security Agreement which amended the terms of the trailing revenue covenant. Given your prior disclosure regarding your projections that you may be unable to maintain compliance with the revenue covenant during the next 12 months and your historic revenue; please disclose your minimum revenue targets through December 2019 or tell us how you concluded that these targets are not material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Amended Registration Statement.

Description of Capital Stock, page 151

4.
We note your revisions in response to prior comment 6 regarding exclusive forum.  Please make conforming changes to your risk factor disclosure on pages 51 and 52.  Also, please include disclosure on page 155 and in the risk factors regarding the alternate courts that will be the appropriate forum if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51 through 53 and 160 through 162 of the Amended Registration Statement.

*          *          *

The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.  Please contact me at (858) 550‑6088 or Phillip S. McGill of Cooley LLP at (858) 550‑6193 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Karen E. Anderson
Karen E. Anderson
Cooley LLP

cc:	Derek Maetzold, Chief Executive Officer, Castle Biosciences, Inc.
Thomas A. Coll, Cooley LLP
Phillip S. McGill, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP
Anthony Gostanian, Latham & Watkins, LLP

Cooley LLP   4401 Eastgate Mall   San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com